FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company

(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-139521) as amended, filed by Embraer–Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Embraer–Empresa Brasileira de Aeronáutica S.A. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: January 23, 2007	By:	/s/ ANTONIO LUIZ PIZARRO MANSO
	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate and Chief Financial Officer

EXHIBIT INDEX

99.1	Cautionary Statements Concerning Forward-Looking Information

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Embraer—Empresa Brasileira de Aeronáutica S.A., or Embraer for the Nine Months ended September 30, 2005 and 2006.

99.3	Unaudited Condensed Consolidated Financial Statements of Embraer for the Nine Months ended September 30, 2005 and 2006 and notes thereto.

99.4	Opinion of Dr. Flávio Rímoli, Vice President – Legal Counsel to Embraer, which constitutes Exhibit 5.2 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).

99.5	Opinion of Shearman & Sterling LLP, U.S. counsel to Embraer, as to tax matters, which constitutes Exhibit 8.1 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).

99.6	Letter from Deloitte Touche Tohmatsu Auditores Independentes regarding unaudited interim financial information, which constitutes Exhibit 15.1 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).

99.7	Consent of Pinheiro Neto-Advogados, counsel to European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A., which constitutes Exhibit 23.4 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).

99.8	Consent of Hogan & Hartson LLP and Hogan & Hartson MNP, counsel to European Aeronautic Defence and Space Company EADS France and Dassault Aviation S.A., which constitutes Exhibit 23.5 to Embraer’s Registration Statement on Form F-3 (Registration Statement No. 333-139521).